EXHIBIT 99.1.1




                QUALIFIED RATE ORDER ISSUED AUGUST 27, 1998





                                PENNSYLVANIA
                         PUBLIC UTILITY COMMISSION
                         Harrisburg, PA 17105-3265

                                          Public Meeting held August 27, 1998
Commissioners Present:

      John M. Quain, Chairman
      Robert K. Bloom, Vice Chairman
      David W. Rolka
      Nora Mead Brownell
      Aaron Wilson, Jr.

Application of Pennsylvania Power & Light    :
Company for Approval of its Restructring     :    Docket No. R-00973954
Plan Under Section 2806 of the Public        :
Utility Code, et al.                         :

                            F I N A L  O R D E R

BY THE COMMISSION:

      On August 12, 1998 PP&L, Inc. ("PP&L" or the "Company"); the Office of Consumer Advocate ("OCA"); the Office of Small Business Advocate ("OSBA"); the Office of Trial Staff ("OTS"); the PP&L Industrial Customer Alliance ("PPLICA"); Eric Epstein; Conectiv Energy ("Conectiv"); West Penn Power Company t/a Allegheny Power ("APS"); Mid-Atlantic Power Supply Association ("MAPSA"); PECO Energy Company ("PECO"); Local 1600 of the International Brotherhood of Electrical Workers ("IBEW");New Energy Ventures ("NEV"); Enron Power Marketing, Inc. ("Enron"); Gilberton Power Company ("Gilberton"); the Anthracite Region Independent Power Producers Association ("ARIPPA"); Schuylkill Energy Resources ("SER"); Pennsylvania Rural Electric Association ("PREA"); Allegheny Electric Cooperative, Inc. ("AEC"); Metropolitan Edison Company and Pennsylvania Electric Company, collectively doing business as GPU Energy ("GPU"); the Pennsylvania Petroleum Association ("PPA"); Environmentalists(1); and other parties as designated on the signature pages (all such parties collectively referred to as the "Joint Petitioners") submitted a Joint Petition for Full Settlement of PP&L's Proposed Restructuring Plan and Application for a Qualified Rate Order ("Joint Petition"). On August 13, 1998, the Joint Petitioners filed an Addendum which modified the Joint Petition slightly.

      The proposed terms and conditions of the Joint Petition represent a comprehensive settlement which resolves all issues on appeal before Commonwealth Court and all issues before the U.S. District Court arising from challenges by the Joint Petitioners to the Commission's final order and reconsideration order regarding PP&L's Application for Approval of its Restructuring Plan Under Section 2806 of the Public Utility Code(2).


---------------------
1   The following Environmentalists Member Organizations did not participate in the Joint Petition but agree to abide by the terms and conditions contained therein: Sierra Club, Penn PIRG, and Lehigh Greens.

2   As noted in the certificate of service, copies of the Joint Petition and appendi ces have been served by PP&L on all parties to the proceeding by overnight mail or hand delivery. In addition, the Joint Petition provides that PP&L will provide written notice of the proposed settlement by letter to its customers, will post notice in its office and on its Internet web page, and will provide notice by news release.

      The Joint Petitioners aver that this comprehensive settlement is in the public interest and, therefore, request that this Commission: (1) approve without modification the proposed settlement as set forth in the Joint Petition and the Addendum; (2) amend our final order, and reconsideration order as necessary to implement the full settlement; (3) approve the tariff supplements necessary to implement the proposed settlement; (4) issue a Qualified Rate Order authorizing PP&L to securitize up to $2.85 billion of stranded assets and costs as proposed in the full settlement(3); and (5) approve PP&L's transfer of generation assets. The Joint Petitioners recognize, however, that pursuant to the provisions of
Section 703(g) of the Public Utility Code, the Commission is obligated to provide notice of and opportunity to be heard before it may amend a prior order. In our tentative order approving the proposed settlement issued August 13, 1998, we provided for a comment period which closed on August 24, 1998.


--------------------
3   The Joint Petition originally provided for the securitization of up to
$2.97 billion. In the Addendum filed with the Commission this morning, the Joint Petition ers requested the amount to be securitized be reduced by $120 million.

      In the proposed settlement, all PP&L customers will receive a guaranteed 4% rate reduction effective January 1, 1999, the start date for retail electric generation competition in PP&L's service territory through December 31, 1999, independent of securitization. In addition to the guaranteed rate decreases of 4%, customers shall receive a system-average shopping credit of 3.81 cents per KWH on January 1, 1999, and 4.13 cents per KWH on January 1, 2000, with a steady escalation of the shopping credit throughout the entire recovery period of the Competitive Transition Charges ("CTCs"). Customers that elect to shop for generation shall receive total rate reductions in 1999 equal to the 4% decrease referenced above plus savings produced by the difference between their generation purchase price and their shopping credit. Moreover, given the escalating system average shopping credits of 3.81 cents per KWH in 1999 to 5.02 cents per KWH in 2009 included in the proposed settlement, as well as other specific components of the proposed settlement, the Joint Petitioners expect the development of a competitive market with many alternative electric generation suppliers.

      In addition, the settlement terms and conditions provide that PP&L will (1) recover a substantially smaller amount of stranded cost recovery than it claimed before the Commission; (2) transfer its EGS function to a separate corporate affiliate subject to competitive safeguards to insure fair dealing; (3) expand its current universal service programs; (4) accelerate the phase-in to customer choice for all customer classes; (5) educate consumers about restructuring; (6) facilitate funding of sustainable energy and economic development; (7) encourage small renewable energy technologies; and (8) withdraw its actions before Commonwealth Court and its civil complaint before the U.S. District Court challenging the Commission's restructuring orders at Docket No. R00973954.

      The Joint Petitioners, in turn, agree to resolve all objections to PP&L's Restructuring Plan and to withdraw (1) all cases pending before the Commonwealth Court which challenge the constitutionality of the Electric Competition Act and the Commission's Restructuring Order and Reconsideration Order at Docket No. R00973954, provided that the Joint Petitioners are not barred from raising any factual, legal or contrary positions in other proceedings as long as such positions are not in derogation of this settlement.

      The terms of the Joint Settlement include PP&L's application for the issuance of a Qualified Rate Order and the effectiveness of the Joint Settlement is contingent upon issuance of the Qualified Rate Order at the same time the Joint Settlement is approved. Accordingly, we have included, in this order, ordering paragraphs addressing PP&L's request for a Qualified Rate Order.

COMMENTS

      We received a number of timely comments as discussed below.

      The United States Department of Defense and Federal Executive Agencies ("USDOD"), a party to the restructuring proceeding but not a participant in settlement negotiations and not a signatory to this settlement, filed comments to the settlement, commending the signatories for their efforts and recommending approval of the settlement.

      We received many comments the following individual PP&L customers:
Joseph A. Quigley; Patricia A. Cecere; Samuel Warner; Ronald W. Fenstermaker; Ronald F. Richards; Orrien O. Griesemer; John Gesiskie; Curtis L. Rohm; Eva H. Garman; Sadie K. Dupler; J. Vincent; Kevin P. McGinnis for Charles P. McGinnis; J. Michael Pressimone; Charles Malseed; Howard L. Snoke; Edward C. Fritchman; John P. Stevens; June V. Boyle; Manus and Hilda Mulherin; Magdalene Kovaschetz; William G. Miller; Man-Fong Cheng and Wing-Chuen Wong; Gloria M. Murray; June and Willard Sites; Thomas W. Parson; Joseph and Betty Scopelliti; Helen I. Grove; Martin E. Trokan; Wayne B. Jackson; Russ Bubemak; Ron Zeshonski; R.S. Heckman, Jr.; Harold G. Wertman; Martha A. West; June and Richard Leitner; and Marc C. deVillers. In addition, we received one anonymous letter and one telephone call without a follow- up letter.

      The individual consumer comments expressed a wide variety of opinion and concern. Many individuals commended PP&L for its presence in the community and its excellent service throughout the years and urged the Commission to increase the amount the Company may recover. Others maintained that PP&L should recover far less than authorized under the settlement, arguing that a four percent (4%) rate reduction was not enough.

      Based on the record before us, we believe that the amount reached in settlement is reasonable. PP&L is permitted to recover a slightly greater amount of stranded costs than authorized in the Commission's Restructuring Order of June 15, 1998, while consumers will obtain a 4% guaranteed rate decrease during 1999 and have the protection of a rate cap for an extended period of time. These and other provisions in the settlement package, taken as a whole, represent a fair and reasonable balance of the competing interests involved in this matter.

      Several commenters questioned the public policy issues of a set aside for clean energy technology and low-income energy assistance. To the extent the comments recommended eliminating funding for these purposes, they are denied. Encouraging the development of clean energy technology and providing energy assistance to Pennsylvania's low-income consumers benefits our society as a whole and adheres to the letter and spirit of the Electric Competition Act.

      Some commenters requested additional basic information regarding shopping for electric generation service or technical and detailed information regarding what is included in Transition Costs. For those with basic questions regarding how electric competition will be implemented or when you may be eligible to shop, the Commission has established an Electric Competition Hotline at 1-800-782-3228. The people answering this hotline are knowledgeable of the general workings of electric competition. Those with more detailed questions should review the Commission's PP&L Restructuring Order of June 15, 1998 at this docket. The Restructuring Order contains far more detail and explanation of what PP&L may and may not recover than was included in the Joint Settlement or in the orders addressing the settlement.

CONCLUSION

      The proposed settlement set forth in the Joint Petition, the Addendum and its appendices constitutes a comprehensive resolution of the broad array of issues raised by PP&L's restructuring plan under the Electric Competition Act. Consistent with the fundamental goals of that historic legislation, the settlement provides for an orderly transition from the current regulated electric utility structure for generation to a structure under which retail customers will have direct access to a competitive market for the generation of electricity; moreover, and also consistent with the legislation, the settlement provides for a fair and reasonable recovery of PP&L's transition and stranded costs created by this transition to a competitive market. Despite several comments questioning the wisdom of departing from a regulated environment, we have an obligation to implement electric generation competition in Pennsylvania by year's end. We firmly believe that this area of the industry is ripe for competition and believe that Pennsylvania has created a system which will maximize the benefits associated with competition. Indeed, this settlement contains the following benefits:

      * customers will receive a guaranteed rate decrease of 4% during 1999;

      * customers will receive a shopping credit that will allow shopping customers to achieve bill savings in addition to the guaranteed rate cuts;

      * the size of the shopping credit and other provisions of the settlement will insure that a competitive market for electricity will be created and functioning by January 1, 1999.

      * transmission and distribution rates will be capped for an additional three and one-half years (to December 31, 2004);

      * the generation rate cap will be extended for an additional four years (to December 31, 2009);

      * universal service programs will be expanded, and a sustainable energy fund will promote the development and use of renewable energy and clean energy technologies, energy conservation and efficiency which will benefit the environment;

      * substantial litigation and its associated costs and uncertainties will be avoided (the settlement lists eight Commonwealth Court actions and one Federal Court action to be withdrawn as a part of this proposed settlement)

      Upon our review of the Joint Petition, the Addendum and the appendices, and the comments thereto, we find that the proposal is in the public interest and therefore should be approved. We note that the Joint Petition has been signed by all of the active parties of record to PP&L's restructuring proceedings. We recognize and appreciate the uncounted hours spent by the participants in preparing this Joint Petition, which presents a negotiated resolution of important and conflicting interests in a practical and enforceable manner. We believe that this settlement represents a difficult, but important step in the advancement of the economies of the area served by PP&L and the Commonwealth, and an historic breakthrough in the creation of retail electric competition in the Commonwealth. At the same time, the Joint Petition continues necessary and important safeguards for utility customers which must be preserved in the public interest.

      Upon consideration of the proposed settlement, appendices and addendum, and the comments thereto, we find that the proposed settlement is the public interest; THEREFORE,

      IT IS ORDERED:

      1. That in consideration of and reliance upon the representations, mutual promises and undertakings of the parties to this proposed settlement, including the express agreement. of each signatory to be legally bound by its terms and the certification of each signatory that he or she has full authority to enter into the settlement and to act on behalf of their respective parties, the terms of the proposed full settlement set forth in the Joint Petition, the Addendum and the appendices shall be and are hereby approved as to each and every one of its terms and conditions and we hereby reconsider and amend our prior orders in these proceedings as necessary to implement the terms of the full settlement. Any issue not specifically addressed in the settlement shall be treated and resolved in accordance with the resolution of that issue adopted by the Commission at this docket in the Restructuring Order entered June 15, 1998, and the Reconsideration Order entered July 9, 1998.

      2. That the Commission hereby approves, consistent with the conditions enumerated in the Joint Petition at Paragraph K.2, PP&L's transfer of its EGS function to a separate corporation no later than September 15, 1998. The transfer or assignment may be, in PP&L's discretion, to an entity that is an affiliate or non-affiliate of PP&L. Subject to review and audit of the assets to be transferred, consistent with the spirit of the settlement and the Codes of Conduct, we tentatively grant the approvals, licenses and certificates of public convenience required under the Public Utility Code regarding the transfer or assignment of PP&L's generating assets and liabilities under the settlement, including but not limited to approvals under Chapters 5, 11, 19, 21 and 28 of the Public Utility Code.

      3. That all aspects of PP&L's transfer of its generation assets and liabilities and wholesale contracts under the settlement are approved. In addition, we grant the approvals, licenses and certificates of public convenience required under the Public Utility Code regarding the transfer or assignment of PP&L's generating assets and liabilities under the settlement, including but not limited to approvals under Chapters 5, 11, 19, 21 and 28 of the Public Utility Code.

      4. That PP&L's recovery of the transition and stranded costs as set forth in the settlement is just and reasonable and in the public interest and that securitization of up to $2.85 billion of stranded costs as set forth in the settlement is just and reasonable and in the public interest.

      5. That the Application of PP&L, Inc. ("PP&L") for the Issuance of a Qualified Rate Order under Sections 2808 and 2812 of the Electricity Generation Customer Choice and Competition Act ("Act"), 66 Pa. C.S. ss.ss.2808 and 2812 ("QRO Application") contained in the Joint Petition for Settlement of PP&L Inc.'s Proposed Restructuring Plan, filed on August 12, 1998 (the "Joint Petition"), be, and hereby is, granted, consistent with this Qualified Rate Order.

      6. That, to the extent specified this Qualified Rate Order, PP&L's filings, testimony and exhibits submitted to the Commission in conjunction with PP&L's Proposed Restructuring Plan on April 1, 1997, at Docket No. R-00973954 (the "Restructuring Filing"), are hereby incorporated herein by reference.

      7. That it is just and reasonable and in the public interest for PP&L to recover from its customers, through Intangible Transition Charges as and to the extent authorized in paragraph 9 of this Qualified Rate Order, up to $2.85 billion of the $2.97 billion of the Company's Transition or Stranded Costs approved by the Commission for recovery from customers and other Qualified Transition Expenses, as defined in paragraph no. 9, below. The savings from securitization and issuance of transition bonds are provided for in the rates and rate reductions set forth in Section B.1 and Appendix A of the Joint Petition for Full Settlement of PP&L Inc.'s Restructuring Plan and Related Court Proceedings at Docket No. R-00973954 ("Joint Petition") and the further reductions in the CTC/ITC set forth in Section
A.5 of the Joint Petition. The aforesaid rates and CTC/ITC reductions constitute full compliance with Sections 2808(e) and 2812(b)(2) of the Electricity Generation Customer Choice and Competition Act ("Electric Competition") and no further rate adjustment is required.

      8. That this Commission authorizes the issuance of Transition Bonds in an aggregate principal amount not to exceed $2.85 billion and finds that the issuance of such amount of Transition Bonds is in the public interest. Provided that the rate reductions specified in the Joint Petition are implemented as provided in paragraph 10 of this Qualified Rate Order, this Commission hereby determines that 75% of all savings that may be accomplished through securitization will be passed on to customers through the rate reductions in paragraph 10, and PP&L is not required to pass on additional savings, and no further rate adjustment is required because the Commission hereby finds that such additional savings have been reflected in the Joint Petition.

      9. That this Commission authorizes PP&L to impose on, and collect from its customers, either directly or through bills rendered by electric generation suppliers or any subsequently selected providers of last resort, through non-bypassable charges applied to the bill of every customer of electric services within the geographic area that comprises PP&L's certificated service territory on the effective date of the Act, whether such customer was a customer on the effective date of the Act or became a customer after that effective date, (i) Competitive Transition Charges ("CTCs") as provided in the Joint Petition in an amount sufficient to permit PP&L to recover the full amount of its Transition or Stranded Costs as authorized for recovery by the Commission's approval of the Settlement Petition, and (ii) Intangible Transition Charges in an amount sufficient to recover the aggregate principal amount of Transition Bonds plus an amount sufficient to provide for any credit enhancement, to fund any reserves, and to pay interest, redemption premiums, if any, servicing fees and other fees, and other expenses relating to the Transition Bonds (the Transition or Stranded Costs, which includes principal of and interest on Transition Bonds, costs for credit enhancement, the costs of retiring existing debt and equity, costs of defeasance, servicing fees and other related fees, taxes, costs, charges and expenses permitted to be recovered through the intangible Transition Charges, collectively, the "Qualified Transition Expenses"). The Commission finds that such recovery and the imposition of such CTCs and Intangible Transition Charges are in the public interest and are just and reasonable. The Commission finds that good cause has been shown to extend the payment period for imposing the CTCs and the Intangible Transition Charges to December 31, 2009. The Intangible Transition Charges shall be collected over periods of time and in such amounts as are necessary to amortize each series and class of Transition Bonds in accordance with the terms thereof, but in no event shall be charged to customers after December 31, 2009. Notwithstanding anything else in the Qualified Rate Order, but subject to the terms of the Joint Petition, the Intangible Transition Charges shall be collected from customers in an amount sufficient to discharge the Transition Bonds in accordance with their terms.

      10. Upon the successful issuance of Transition Bonds authorized by this Qualified Rate Order and the imposition of Intangible Transition Charges related thereto, PP&L is directed to implement the following adjustments to its rates: PP&L shall reduce the CTCs imposed on its customers by an amount equal to the Intangible Transition Charges associated with such Transition Bond issuance and PP&L shall reduce the CTCs imposed on its customers by an additional amount necessary to flow through to customers 75% of the net savings achieved as a result of securitization of its Transition or Stranded costs and issuance of Transition Bonds. The reductions specified above shall be implemented on the following terms: (a) upon the issuance of any series of Transition Bonds, a corresponding reduction shall be calculated and implemented corresponding to each such series; (b) the rate reduction shall be applied to bills using the method and allocation set forth in the Joint Petition; and (c) the Intangible Transition Charges associated with the Transition Bonds issued on that date shall be applied to bills simultaneously with the reduction of the CTCs.

      11. That the CTCs and the Intangible Transition Charges shall be applied to customer bills using the methodology and allocation set forth in PP&L's QRO Application and its Restructuring Filing, as adjusted by the Joint Petition. Pursuant to Section 2812(b)(4) of the Act, the Commission authorizes PP&L to make annual adjustments (each, an "Annual Adjustment") to the Intangible Transition Charges if collections of such Intangible Transition Charges fall below the amount necessary to ensure the receipt by the assignee of the Intangible Transition Property and the Financing Party of revenues sufficient to recover fully the Qualified Transition Expenses consistent with this Commission's Order; provided, however, that adjustments during the final calendar year & Intangible Transition Charge collection for any series of Transition Bonds shall be done quarterly or monthly, if necessary, in order to ensure full recovery of Intangible Transition Charges. The revenues received by the assignee of the Intangible Transition Property and the Financing Party through the Intangible Transition Charges shall be determined to be sufficient for this purpose if and only if the revenues so received through the Intangible Transition Charges are sufficient to provide for the payment of principal, interest, and acquisition or redemption premiums on the Transition Bonds, to fund any reserves and to pay related credit enhancement, servicing fees and other related fees, costs and charges in accordance with the terms thereof and as consistent with the terms of this Qualified Rate Order and the Joint Petition. For each Annual Adjustment, PP&L shall file with this Commission:
(a) an accounting of Intangible Transition Charges received by the assignee of the Intangible Transition Property and the Financing Party for the previous annual period; (b) a statement of any over-or under-receipts; (c) the charge or credit to be added to Intangible Transition Charges to ensure that the Intangible Transition Charges revenue received by the assignee of the Intangible Transition Property and the Financing Party will be sufficient to amortize the Qualified Transition Expenses in accordance with the amortization schedule for Transition Bonds to be determined at the time of issuance of each series of Transition Bonds, and the corresponding reduction or increase in the CTCs or, if CTCs have not been imposed, PP&L's distribution rates; and (d) any proposal by PP&L to modify the reconciliation methodology. Pursuant to 66 Pa. C.S. ss.2812(b)(4), this Commission shall finally adjudicate all Annual Adjustments within 90 days of PP&L's Annual Adjustment filing.

      12. That this Commission determines that the methodology under which PP&L will recover the Intangible Transition Charges authorized by this Qualified Rate Order satisfies the provisions of 66 Pa. C.S. ss.2812(g), which require that the methodology not shift inter-class or intra-class and that the methodology maintains consistency with the allocation methodology for utility production plant used by the Commission in PP&L's most recently concluded base-rate proceeding.

      13. That this Commission concludes that it is in the public interest to, and authorizes PP&L and any Assignee to, (a) assign, sell, transfer or pledge Intangible Transition Property (such term includes all right, title and interest of PP&L or any Assignee in this Qualified Rate Order and in all revenues, collections, claims, payments, money or proceeds arising from Intangible Transition Charges pursuant to this Qualified Rate Order to the extent this Qualified Rate Order and the rates and other charges authorized hereunder are declared irrevocable) in an amount sufficient to recover all its Qualified Transition Expenses and (b) issue, sell and refinance, in reliance on this Qualified Rate Order, one or more series of Transition Bonds, each series in one or more classes, secured by the Intangible Transition Property created by this Qualified Rate Order; provided that the final maturity of any services of Transition Bonds shall not exceed 10 years from the date of issuance and in no event shall any Transition Bond have a final maturity after December 31, 2009. Notwithstanding the foregoing, PP&L retains sole discretion regarding whether to assign, sell or otherwise transfer Intangible Transition Property created hereby or to issue or cause the Transition Bonds to be issued or refinanced.

      14. That PP&L or any Assignee may refinance the Transition Bonds in a face amount not to exceed the unamortized principal thereof. That, if PP&I, or any Assignee refinances the Transition Bonds, the Intangible Transition Charges authorized in this Qualified Rate Order shall be adjusted in accordance with the true-up mechanism described in paragraph 11 of this Qualified Rate Order to ensure the receipt by the Transition Bond Assignee of revenues sufficient to pay all Transition or Stranded costs of PP&L approved by the Commission for recovery under Sections 2804 (relating to standards for restructuring of electric industry) and 2808 (relating to competitive transition charge), through the issuance of Transition Bonds; the reasonable costs of retiring existing debt or equity capital of the electric utility or its holding company parent, including accrued interest and premiums upon acquisition or redemption of equity or debt, costs of defeasance, and other related fees, costs and charges relating to, through the issuance of Transition Bonds or the assignment, sale or other transfer of Intangible Transition Property; and the costs incurred to issue, service or refinance the Transition Bonds, including accrued interest and acquisition or redemption premium, and other related fees, taxes, costs and charges, or to assign, sell or otherwise transfer Intangible Transition Property. This amount will not exceed the $2.85 billion permitted to be securitized under the Joint Settlement. The revenues received by the Transition Bond Assignee through the Intangible Transition Charges shall be determined to be sufficient for this purpose if and only if the revenues so received through the Intangible Transition Charges provide for the amortization of Transition Bonds in accordance with the amortization schedule set forth in any prospectus or other offering document provided to the holders of the refinanced bonds after payment of interest, reserves, all Transition or Stranded costs of PP&L approved by the Commission for recovery under Sections 2804 (relating to standards for restructuring of electric industry) and 2808 (relating to competitive transition charge), through the issuance of Transition Bonds; the costs of retiring existing debt or equity capital of the electric utility or its holding company parent, including accrued interest and premiums upon acquisition or redemption of equity or debt, costs of defeasance, and other related fees, costs and charges relating to, through the issuance of Transition Bonds or the assignment, sale or other transfer of Intangible Transition Property; and the costs incurred to issue, service or refinance the Transition Bonds, including accrued interest and premiums upon acquisition or redemption of equity or debt, and other related fees, costs and charges, or to assign, sell or otherwise transfer Intangible Transition Property.

      15. That this Commission directs that PP&L use the proceeds from the assignment, sale, transfer or pledge of Intangible Transition Property and the issuance and sale of Transition Bonds principally to reduce PP&L's Transition or Stranded costs as set forth in the Settlement Petition and to reduce related capitalization. The Commission authorizes PP&L to reduce PP&L's existing capitalization through retirement of outstanding debt and preferred stock and through stock buy backs, dividends and market purchases of common stock in such proportions as PP&L determines.

      16. That PP&L shall file with this Commission, no later than 120 days after the issuance of refinancing of Transition Bonds, a description of the final structure of each issuance or refinancing of such Transition Bonds, including the principal amount, the price at which each such series and/or class of Transition Bonds was sold, payment schedules, the interest rate and other financing costs, and the final plans for PP&L's use of the proceeds of such offering. Notwithstanding such filing, the final structure of each such issuance of refinancing shall not be subject to change or revision by this Commission after the date of such issuance or refinancing.

      17. That, to the extent that PP&L, or any Assignee, assigns, sells, transfers, or pledges any interest in the Intangible Transition Property created hereby, this Commission authorizes PP&L to contract, for a specified fee, with such Assignee for PP&L, its successors or assigns to continue to operate the system to provide electric services to PP&L's customers, to impose and collect the applicable Intangible Transition Charges for the benefit and account of the Assignee, to make periodic adjustment of Intangible Transition Charges contemplated under paragraph 11 of this Qualified Rate Order, and to account for and remit the applicable Intangible Transition Charges to or for the account of the Assignee free of any charge, deduction or surcharge of any kind (other than the specified contractual fee referred to above). This Commission also authorizes PP&L to contract with the Assignee and an alternative party, which may be a trustee, that the alternative party will replace PP&L under its contract with the Assignee and perform the obligations of PP&L contemplated in this Qualified Rate Order. The obligations of PP&L (a) shall be binding upon PP&L, its successors and assigns and (b) shall be required by this Commission to be undertaken and performed by PP&L and any other entity which provides transmission and distribution services to a person that was a customer of PP&L located within PP&L's certificated territory on January 1, 1997, or that became a customer of electric services within such territory after January 1, 1997, and is still located within such territory, as a condition to providing service to such customer or municipal entity providing such services in place of PP&L by PP&L or other entity.

      18. That this Commission hereby declares that paragraphs 5 through 21 this Qualified Rate Order shall be irrevocable for purposes of Section 2812 of the Public Utility Code, 66 Pa. C.S. ss.2812, and accordingly agrees that it will not directly or indirectly, by any subsequent action, reduce, postpone, impair or terminate this Qualified Rate Order or the Intangible Transition Charges authorized to be imposed or collected under this Qualified Rate Order. This Commission further declares that the right, title and interest of PP&L and any Assignee in this Qualified Rate Order and the Intangible Transition Charges, the rates and other charges authorized hereby and all revenues, collections, claims, payments, money or proceeds of or arising from the same constitutes Intangible Transition Property. PP&L shall have the irrevocable right to issue Transition Bonds in accordance with this Qualified Rate Order until December 31, 2009.

      19. That PP&L may apply to the Commission for supplements to this Qualified Rate Order, not inconsistent with the terms and provisions hereof and the Settlement Petition, as PP&L deems necessary to enable the issuance of Transition Bonds authorized hereunder.

      20. That during some or all of the period during which the Intangible Transition Charges and the CTCs approved by this Qualified Rate Order are being collected, the generation component of PP&L's charges to customers will be limited by the provisions of 66 Pa. C.S. ss.2804(4) (pertaining to rate caps) and the provisions of the Joint Petition. For purposes of 66 Pa. C.S. ss.2804(4)(ii), the generation component of PP&L's charges includes CTCs, Intangible Transition Charges, and other generation charges. If the combined total of these elements would cause the generation component of PP&L's charges to exceed the rate cap specified in 66 Pa. C.S. ss.2804(4) and the Joint Petition, PP&L shall retain whatever right it may have under the existing provisions of the statute as limited by the Joint Petition to request relief from the rate cap, but if it does not seek such relief, or that relief is denied, PP&L shall adjust the non-securitized elements of its generation charges, rather than the Intangible Transition Charges approved by this Qualified Rate Order, to bring the charges into compliance with the rate cap provisions of 66 Pa. C.S. ss.2804(4) and the Joint Petition.

      21. That all regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of Qualified Transition Expenses and all related transactions contemplated in PP&L's Application for a Qualified Rate Order, including but not limited to any approvals under Chapters 11 and 19 of the Public Utility Code, are hereby granted.

      22. That the tariff supplements appended to the Joint Petition and all other appendices are hereby approved, being necessary to implement the full settlement, and shall become effective pursuant to the terms set forth in the Joint Petition and the Addendum.

      23. That pursuant to 52 Pa. Code ss. 1.2(c), the Commission hereby waives the requirements of its regulations at 52 Pa. Code as necessary and appropriate to implement the joint petition and this final order.

      24. That a copy of this final order shall be served upon all parties to PP&L's restructuring proceeding at Docket No. R-00973954 and upon those who provided comments to our Tentative Order.

                                     BY THE COMMISSION

                                     James J. McNulty
                                     Secretary

(SEAL)


ORDER ADOPTED:  August 27, 1998

ORDER ENTERED:  August 27, 1998